13 January 2006 Date

06013330

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Attention: Division of International Corporate Finance

SUPPL

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Interim Report First Quarter 2006**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Claes Nordqvist telephone: 46-8-6148166.

Respectfully submitted

Nordea Bank AB (publ)

Johan Ekwall

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 3 May 2006

Interim Report First Quarter 2006

Continued strong performance - Net profit up 34%

- **Net profit up 34% to EUR 665m (EUR 495m in the first quarter of 2005)**
- **Operating profit up 25% to EUR 858m (EUR 688m)**
- **Income up 11% to EUR 1,759m (EUR 1,582m) – Net interest income up 3%**
- **Costs up 3%**
- **Cost/income ratio continues down to 53% from 57%**
- **Positive net loan losses of EUR 31m (EUR 6m) – eighth consecutive quarter with positive net loan losses**
- **Earnings per share EUR 0.26 (EUR 0.18), up 39%**
- **Return on equity 20.0% (15.8%)**

Growth strategy and business model pay off - profitable growth in business volumes

- **Strong sales to both corporate and personal customers – lending up 12%**
- **Strategic focus on the savings area increasingly visible – Assets under management up 18% and deposits up 8%**
- **Net written premiums in Life up 23%**
- **Strong growth in sale of Markets' products - targeted activities towards small and medium-sized Nordic corporates**

"The successful execution of our growth strategy in continuing favourable market conditions combined with the strength of the Nordea business model has led to strong growth in all Business Areas. The gap between income and cost development has widened despite continued fierce competition and a moderate cost increase.

The eighth consecutive quarter with positive net loan losses reflects the strong credit quality in Nordea and the favourable macroeconomic environment.

Our results are well ahead of financial targets, and we will continue to capture profitable growth opportunities without compromising our strict cost and risk management. Should the macroeconomic environment change, Nordea has the flexibility and ability to adjust accordingly," says Lars G Nordström, President and Group CEO of Nordea.

Income statement

EURm	Q1 2006	Q1 2005	Change %	Q4 2005	Change %	Full year 2005
Net interest income	927	897	3	933	-1	3,663
Net fee and commission income	507	453	12	529	-4	1,935
Net gains/losses on items at fair value	242	115	110	147	65	615
Equity method	25	13	92	21	19	67
Other income	58	104	-44	66	-12	293
Total operating income	1,759	1,582	11	1,696	4	6,573
General administrative expenses:						
Staff costs	-543	-515	5	-532	2	-2,082
Other expenses	-367	-353	4	-393	-7	-1,455
Depreciation of tangible and intangible assets	-23	-34	-32	-31	-26	-131
Total operating expenses	-933	-902	3	-956	-2	-3,668
Loan losses	31	6		7		137
Disposals of tangible and intangible assets	1	2		1		6
Operating profit	858	688	25	748	15	3,048
Income tax expense	-193	-193	0	-242	-20	-779
Net profit	665	495	34	506	31	2,269

Balance sheet

EURbn	31 Mar 2006	31 Mar 2005	31 Dec 2005	31 Dec 2005
Treasury bills and other interest-bearing securities	40.1	39.5	43.4	43.4
Loans and receivables to credit institutions	31.8	25.9	31.6	31.6
Loans and receivables to the public	190.7	170.0	188.5	188.5
Derivatives	22.8	23.6	28.9	28.9
Other assets	35.9	28.6	33.1	33.1
Total assets	321.3	287.6	325.5	325.5
Deposits by credit institutions	26.6	30.4	29.8	29.8
Deposits and borrowings from the public	113.3	105.2	115.6	115.6
Liabilities to policyholders	28.8	24.1	26.8	26.8
Debt securities in issue	87.7	67.0	82.6	82.6
Derivatives	22.4	23.3	28.6	28.6
Subordinated liabilities	8.0	6.1	7.8	7.8
Other liabilities	20.9	19.0	21.4	21.4
Equity	13.6	12.4	12.9	12.9
Total liabilities and equity	321.3	287.6	325.5	325.5

Ratios and key figures

	Q1 2006	Q1 2005	Q4 2005	Full year 2005
Earnings per share (EPS), EUR	0.26	0.18	0.20	0.86
EPS, rolling 12 months up to period end	0.94	0.76	0.86	0.86
Share price, EUR[1]	10.20	7.81	8.79	8.79
Total shareholders' return, %	16.7	6.7	6.5	27.5
Equity per share[2,3], EUR	5.24	4.69	4.98	4.98
Shares outstanding[1,3], million	2,592	2,634	2,592	2,592
Return on equity, %	20.0	15.8	15.6	18.0
Assets under management[1], EURbn	154	131	148	148
Cost/income ratio, %	53	57	56	56
Tier 1 capital ratio[1,4], %	6.8	6.8	6.8	6.8
Total capital ratio[1,4], %	9.4	8.9	9.2	9.2
Risk-weighted assets[1], EURbn	174	153	169	169
Number of employees (full-time equivalents)[1]	29,052	28,725	28,925	28,925

[1] End of period.
[2] Equity excluding minority interests and revaluation reserves.
[3] See footnotes to Movements in equity on page 22.
[4] Including the result for the period. For CAD figures according to FSA rules, see Note 7.

The Group

Result summary first quarter 2006

Nordea reports another strong quarter with operating profit increasing by 25% to EUR 858m compared to the first quarter last year. Nordea is well ahead of its financial targets as the growth strategy and business model are increasingly paying off. Revenue growth is a result of the increased focus on top-line growth including re-launched customer programmes and increased cross-selling to existing customers. This was evidenced in the first quarter by good results in advisory-related services such as long-term savings, risk-management and structured products.

Total income increased by 11% and total expenses increased by 3% resulting in a return on equity of 20.0% and a cost/income ratio of 53%. The eighth consecutive quarter with positive net loan losses underlines the continued strong credit quality.

Income

Total income increased by 11% to EUR 1,759m. Net interest income grew by 3% to EUR 927m. Total lending to the public increased by 12% to EUR 191bn and volume growth thereby compensated for margin pressure. Deposits increased by 8% to EUR 113bn and deposit margins improved following increased market interest rates.

Net interest income in Retail Banking increased by 4% mainly supported by growth in lending to small and medium-sized enterprises (SMEs) and corporate and household deposits.

In Corporate and Institutional Banking, net interest income increased by 11% following growth in lending in the Shipping, Offshore and Oil Services division as well as in Poland and the Baltic countries where lending increased by 41%.

Net interest income in Group Treasury was EUR 19m lower than in the first quarter of last year.

Assets under management (AuM) increased by 18% to EUR 154bn and total income in Asset Management increased by 27% reflecting higher AuM and improved income margins.

Net commission income increased by 12% to EUR 507m. Savings commissions in general developed strongly and increased by 19%. Asset management commissions increased by 22% following growth in assets under management and several product launches. Commissions from brokerage rose 38% to EUR 66m. Lending commissions increased by 13% to EUR 60m reflecting the lending growth particularly within Retail Banking and revenues from acquisition finance. Commissions from payments were stable at EUR 104m and commissions from cards increased by 16% to EUR 67m reflecting the increase in card issuing.

Net gains/losses on items at fair value more than doubled to EUR 242m with strong results in Markets, Group Treasury as well as in Life. Net gains/losses in Business Areas increased by 60% to EUR 210m mainly driven by strong client demand for structured products. In addition, Market's core business, client driven FX and fixed-income trading developed strongly. In Group Treasury, a strong investment performance contributed to the improved income.

The income from Equity method was EUR 25m mainly due to the increased contribution from International Moscow Bank in which Nordea controls 26.4%.

The gap between income and cost growth in Business Areas was 9 percentage points in the first quarter.

Increased focus on advisory services has increased non-net interest income from 43% in the first quarter of 2005 to 47% of total income in the first quarter this year.

Expenses

In order to capture the profitable growth opportunities in the present strong market environment, Nordea accepts somewhat higher costs. Total expenses increased by 3% to EUR 933m. Should the macroeconomic environment change, Nordea has the flexibility and ability to adjust accordingly.

Staff costs increased by 5% to EUR 543m. The number of FTEs increased by approx. 325 year-on-year, mainly through hiring of sales and advisory-related employees in Poland and the Baltics as well as in Sweden. Within the Group, there is a shift in the structure of FTEs, with increasing number of advisory and sales related employees in Business Areas and a falling number of FTEs in processing and staff units. The increase in FTEs, coupled with general salary increases and higher variable salaries explains the rise in staff costs.

Other expenses were EUR 367m, up by 4% compared to last year. Higher business volumes have resulted in an increase in transaction and sales-related expenses, including IT costs.

Depreciation decreased by 32% to EUR 23m. Nordea's sourcing strategy as well as reduced leasing activity has resulted in lower depreciation.

The cost/income ratio continued down to 53% compared to 57% in the first quarter of 2005. For the full-year 2005, the cost/income ratio was 56%.

Loan losses
Loan losses were positive at EUR 31m following a continued flow of recoveries and low new provisions. Country risk provision was increased by EUR 23m due to high trade finance activity and increased exposures, especially towards China. Overall credit quality remains strong in all markets.

Taxes
The effective tax rate for the first quarter 2006 was approx. 22% including a revaluation of the deferred tax asset in Finland. In the first quarter 2005, the effective tax rate was 28%.

Net profit
Net profit increased by 34% to EUR 665m corresponding to a return on equity of 20.0% compared to 15.8% in the first quarter last year. Earnings per share increased by 39% to EUR 0.26.

Comparison to the fourth quarter 2005
Compared to the fourth quarter 2005, operating profit increased by 15% to EUR 858m and net profit increased by 31%.

Income
Total income increased by 4% to EUR 1,759m. Net interest income was largely unchanged at EUR 927m. Total lending to the public increased by 1% to EUR 191bn and the volume growth compensated for the margin pressure in the mortgage and SME segments. Net interest income from mortgage lending was up slightly compared to the fourth quarter as a result of increasing volumes and largely unchanged average margins. Net interest income was negatively affected by approx. EUR 20m compared to the fourth quarter as a result of two interest rate days less in the first quarter. Deposits decreased by 2% to EUR 113bn, however, increasing deposit margins contributed positively to net interest income.

Net commission income decreased by 4% to EUR 507m from a seasonally high fourth quarter. Savings commissions were stable at EUR 335m. Total payment commissions were down by 3% to EUR 171m as a result of lower number of transactions in the first quarter. Other commission income, including commissions from corporate finance was down by 31% to EUR 41m. Corporate finance-related commissions were particularly strong in the fourth quarter.

Net gains/losses on items at fair value were up by 65% to EUR 242m from the fourth quarter reflecting positive development in Markets as well as Group Treasury and a stable contribution from Life.

The income from Equity method increased by 19% to EUR 25m.

Expenses
Total expenses decreased by 2% to EUR 933m compared to the fourth quarter 2005.

Staff costs increased by 2% to EUR 543m while other expenses decreased by 7% to EUR 367m reflecting, among other things, lower costs for IT and marketing in the first quarter.

Loan losses
Loan losses were positive at EUR 31m compared to EUR 7m in the fourth quarter 2005 as reversals exceeded new provisions.

Net profit
Net profit increased by 31% to EUR 665m corresponding to EUR 0.26 per share and return on equity of 20.0%.

Credit portfolio
Net impaired loans amounted to EUR 341m representing 0.18% of total lending at the end of the first quarter.

The share of personal customer lending was 45%. Within personal customer lending, mortgage loans accounted for 77%.

There was no major change in the composition of the corporate loan portfolio during the quarter. Real estate management remains the largest industry exposure in the credit portfolio and amounts to EUR 26.8bn, representing 14% of the total lending portfolio.

Capital position
Risk-weighted assets (RWA) increased by 3% during the quarter to EUR 174bn reflecting the continued growth in business volumes. The Tier 1 capital ratio was 6.8% including the result for the first quarter. The total capital ratio was 9.4%.

Annual General Meeting
The Annual General Meeting (AGM) of Nordea 5 April approved the Board of Directors' proposal of a dividend for 2005 of EUR 0.35 per share, corresponding to a pay-out ratio of 40% of the net profit for 2005. The payout date was 19 April 2006 and the dividend yield on the payout date was 3.5%.

The AGM decided to reduce the share capital by cancelling the 112 million shares that Nordea repurchased in 2005. The cancellation is expected to be effective in the third quarter. The AGM further decided to authorise the Board of Directors to acquire shares in the Bank, for a maximum time period up until the next AGM. Total acquisitions may not exceed 5% of all shares.
All Board members except for Jørgen Høeg Pedersen, who had declined re-election, were re-elected for the time period up to the next Annual General Meeting and Björn

Savén was elected new member of the Board for the same period. Hans Dalborg was elected chairman of the Board.

Nordea share

In the first quarter the share price of Nordea appreciated by 17% on the Stockholm Stock Exchange from SEK 82.50 on 30 December 2005 to SEK 96.25 on 31 March. Total shareholder return was 17% in the first quarter 2006.

Embedded value in Nordea's Life business

In March 2006, Nordea disclosed the Market Consistent Embedded Value (MCEV) of its life insurance operations. Nordea reported a MCEV of EUR 2,309m. The value consists of the modelled value of the life business in Denmark, Finland and Norway accounting for 83% of assets, as well as the estimated values of the Life companies in Sweden and Poland, which have been consolidated as of 1 January 2006. In 2005 the modelled MCEV increased by 47% mainly following strong sales of new business, favourable development in the capital markets and an improved financial buffer situation.

Outlook 2006

Nordea's growth strategy, including increased focus on cross-selling to existing customers, is paying off and Nordea is confident to be able to continue to deliver on its financial targets.

Nordea's expectation of achieving a gap of at least 5 percentage points between revenue and cost growth has been well exceeded in the first quarter and Nordea is increasingly confident to fulfil this ambition for the full-year. Business activity among Nordea's customers continues at a high rate and Nordea's ambition is to capture these revenue opportunities. Against this background, a moderate cost increase, in line with the first quarter, is expected in 2006.

Quarterly development

EURm	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Net interest income	927	933	920	913	897
Net fee and commission income (note 1)	507	529	469	484	453
Net gains/losses on items at fair value	242	147	139	214	115
Equity method	25	21	11	22	13
Other income	58	66	62	61	104
Total operating income	**1,759**	**1,696**	**1,601**	**1,694**	**1,582**
General administrative expenses (note 2):					
Staff costs	-543	-532	-520	-515	-515
Other expenses	-367	-393	-345	-364	-353
Depreciation of tangible and intangible assets	-23	-31	-31	-35	-34
Total operating expenses	**-933**	**-956**	**-896**	**-914**	**-902**
Loan losses	31	7	23	101	6
Disposals of tangible and intangible assets	1	1	0	3	2
Operating profit	**858**	**748**	**728**	**884**	**688**
Income tax expense	-193	-242	-165	-179	-193
Net profit	**665**	**506**	**563**	**705**	**495**
Earnings per share (EPS)	0.26	0.20	0.21	0.27	0.18
EPS, rolling 12 months up to period end	0.94	0.86	0.83	0.78	0.76

Note 1 Net fee and commission income, EURm	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Asset Management commissions	186	189	173	170	152
Life insurance	52	44	47	43	52
Brokerage	66	72	69	62	48
Custody	20	19	19	19	18
Deposits	11	14	11	12	11
Total savings related commissions	335	338	319	306	281
Payments	104	110	106	106	104
Cards	67	67	71	69	58
Total payment commissions	171	177	177	175	162
Lending	60	67	58	60	53
Guarantees and document payments	28	31	29	30	29
Total lending related commissions	88	98	87	90	82
Other commission income	41	59	32	48	51
Fee and commission income	**635**	**672**	**615**	**619**	**576**
Life insurance	-13	-6	-8	-8	-10
Payment expenses	-49	-52	-48	-49	-43
Other commission expenses	-66	-85	-90	-78	-70
Fee and commission expenses	**-128**	**-143**	**-146**	**-135**	**-123**
Net fee and commission income	**507**	**529**	**469**	**484**	**453**

Note 2 General administrative expenses, EURm	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Staff[1]	527	512	505	500	500
Profit sharing	16	20	15	15	15
Information technology[2]	120	133	112	124	116
Marketing	22	33	21	24	22
Postage, telephone and office expenses	53	48	49	50	52
Rents, premises and real estate expenses	83	82	87	84	84
Other	89	97	76	82	79
Total	**910**	**925**	**865**	**879**	**868**

[1] Variable salaries were EUR 43m in Q1 2006 (Q4 2005: EUR 45m).

[2] Refers to IT operations, service expenses and consultant fees. Total IT-related costs in Q1 2006, including staff etc, but excluding IT expenses in the Life operations, were EUR 151m (Q4 2005: EUR 155m).

	Retail Banking		Corporate and Institutional Banking		Asset Mgmt		Life Insurance		Business area total			Group Treasury		Group Functions and Eliminations		Nordea Group		
EURm	Jan-Mar		Jan-Mar		Jan-Mar		Jan-Mar		Jan-Mar		Change	Jan-Mar		Jan-Mar		Jan-Mar		Change
Customer responsible units	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	%	2006	2005	2006	2005	2006	2005	%
Net interest income	772	739	117	105	12	9	0	0	901	853	6	20	39	6	5	927	897	3
Net fee and commission income	345	306	93	80	83	67	1	19	522	472	11	-2	-1	-13	-18	507	453	12
Net gains/losses on items at fair value	83	48	87	76	8	4	32	3	210	131	60	40	-15	-8	-1	242	115	110
Equity method	6	3	16	7	0	0	0	0	22	10	120	0	0	3	3	25	13	92
Other income	23	16	2	2	3	3	37	36	65	57	14	2	10	-9	37	58	104	-44
Total operating income	**1,229**	**1,112**	**315**	**270**	**106**	**83**	**70**	**58**	**1,720**	**1,523**	**13**	**60**	**33**	**-21**	**26**	**1,759**	**1,582**	**11**
of which allocations	*246*	*154*	*-138*	*-71*	*-79*	*-60*	*-30*	*-22*	*-1*	*1*		*0*	*2*	*1*	*-3*	*0*	*0*	
Staff costs	-273	-260	-85	-77	-32	-26	-22	-16	-412	-379	9	-4	-3	-127	-133	-543	-515	5
Other expenses	-370	-371	-59	-58	-24	-21	-16	-12	-469	-462	2	-7	-8	109	117	-367	-353	4
Depreciations of tangible and intagible assets	-9	-13	-2	-3	0	0	-1	0	-12	-16	-25	0	0	-11	-18	-23	-34	-32
Total operating expenses	**-652**	**-644**	**-146**	**-138**	**-56**	**-47**	**-39**	**-28**	**-893**	**-857**	**4**	**-11**	**-11**	**-29**	**-34**	**-933**	**-902**	**3**
of which allocations	*-270*	*-250*	*-33*	*-38*	*4*	*4*	*0*	*0*	*-299*	*-284*		*-4*	*-4*	*303*	*288*	*0*	*0*	
Loan losses	44	-9	-13	15	0	0	0	0	31	6	-	0	0	0	0	31	6	-
Disposals of tangible and intangible assets	0	0	0	0	0	0	0	0	0	0	-	0	0	1	2	1	2	-50
Operating profit	**621**	**459**	**156**	**147**	**50**	**36**	**31**	**30**	**858**	**672**	**28**	**49**	**22**	**-49**	**-6**	**858**	**688**	**25**
Balance sheet, EURbn																		
Loans and receivables to the public	154	137	32	31	2	2	1	0	189	170	11	0	2	2	-2	191	170	12
Other assets	20	23	77	64	2	2	31	27	130	116	12	13	14	-13	-12	130	118	10
Total assets	**174**	**160**	**109**	**95**	**4**	**4**	**32**	**27**	**319**	**286**	**12**	**13**	**16**	**-11**	**-14**	**321**	**288**	**11**
Deposits and borrowings from the public	80	74	26	27	3	4	0	0	109	105	4	3	0	1	0	113	105	8
Other liabilities	89	81	81	66	1	0	31	26	202	173	17	10	16	-18	-18	194	171	13
Total liabilities	**169**	**155**	**107**	**93**	**4**	**4**	**31**	**26**	**311**	**278**	**12**	**13**	**16**	**-17**	**-18**	**307**	**276**	**11**
Economic capital/equity	5	5	2	2	0	0	1	1	8	8	0	0	0	6	4	14	12	17
Total liabilities and allocated equity	**174**	**160**	**109**	**95**	**4**	**4**	**32**	**27**	**319**	**286**	**12**	**13**	**16**	**-11**	**-14**	**321**	**288**	**11**
Other segment items																		
Capital expenditure, EURm	2	8	1	0	1	1	0	0	4	9		0	0	33	8	37	17	
Product result					93	67	56	48										

As from Q4 2005 central loan loss provisions are reported within the respective business area instead of within "Group functions and eliminations". Allocations of income and costs in foreign branches (mainly London and New York) to respective customer responsible units have been refined in Q4 2005. Data for previous quarters in 2005 has been adjusted.

Retail Banking

- **Total income up 11% while costs increased 1%**
- **Operating profit increased by 35%**
- **Double-digit growth in volumes**

Within Retail Banking, Nordea services 9 million personal customers and 900,000 corporate customers. The business is conducted through 11 Regional Banks operating in the four Nordic markets.

Business development

The strong growth in volume has continued into 2006 with double-digit growth in most product areas. The volume growth was seen in products related to personal customers as well as to corporate customers and in all four Nordic markets.

The customer programme is Nordea's main tool for building personal customer relationships and secure high quality advisory services to core customers. The growth in number of core customers was 7% and business with these customers increased by 16% year-on-year.

Sales of mortgage loans to personal customers was strong in the first quarter. The growth rates were 18% in Denmark, 14% in Finland, 22% in Norway, and 10% in Sweden. Nordea's geographical diversification is beneficial when margin pressure is especially fierce in one or two markets. The strongest volume growth in the first quarter was seen in markets where margins were unchanged during the quarter.

Compared to last year, mortgage loan margins continued to decrease in Finland, Norway and Sweden. Nordea is continuously expanding the product range. In the first quarter, Nordea launched Interest Rate Cap as a new product for personal customers in Finland. Caps are available for private individuals taking a mortgage loan and they are offered in all markets.

Sales of savings products grew strongly in the first quarter. The rapid growth has been achieved by increased customer advisory capacity in form of new savings specialists, but also by the significant expansion of Private Banking in all Nordic markets.

Corporate customers' investments are increasing due to the favourable economic conditions. Also, Nordea's focus on event-based advisory services such as. acquisitions and generation shifts supports growth in corporate lending as well as commission income.

Year-on-year corporate lending increased by 11%. Margins on lending continued to be under pressure, but the volume growth more than compensated for this pressure. Corporate deposits also increased significantly over the last 12 months with an increase of 11%. Continued focus on advice and sales of Markets-related products, such as structured products and derivatives to corporate customers has resulted in income from net gains/losses increasing by 73%.

Total consumer lending increased by 8%. Non-collateralised lending - cards and consumer credits - increased by 2.8% in the first quarter, ie an accrued yearly growth rate above 10%.

Continuous focus is placed on improving the efficiency of main processes within Retail Banking. The implementation of one common Customer Management System is continuing as planned. By the end of 2005 the system was in place in Denmark and Sweden and the preparations to employ the system in Finland in the autumn this year are on track.

The lean activities are important drivers for increasing interaction-time with customers. The lean projects in the first quarter concentrated on the mortgage and credit processes and have shown promising results. Some projects relate to only one market, while other run parallel in all four markets.

Result

In the first quarter, Retail Banking delivered income of EUR 1,229m, an increase of 11% compared to the first quarter of 2005. Net interest income increased by 4% to EUR 772m. Lending margins were down year-on-year reflecting strong competition in all segments. Deposits were EUR 80bn by end-March, an increase of 8%. In addition, net commission and other income increased by 23% to EUR 457m with strong growth in commissions on investment products and loans.

Total expenses were up 1% at EUR 652m. The number of employees increased by 169 year-on-year.

Loan losses were positive at EUR 44m. Provisions for groups of loans with similar risk characteristics were reduced due to the improved macroeconomic environment and credit quality.

Operating profit increased by 35% to EUR 621m. Return on economic capital was 33% (26%).The cost/income ratio was 53% (58%).

Retail Banking operating profit by main area

EURm	Total Q1 2006	Total Q1 2005	Regional banks in Denmark Q1 2006	Regional banks in Denmark Q1 2005	Regional banks in Finland Q1 2006	Regional banks in Finland Q1 2005	Regional banks in Norway Q1 2006	Regional banks in Norway Q1 2005	Regional banks in Sweden Q1 2006	Regional banks in Sweden Q1 2005	Nordic Functions Q1 2006	Nordic Functions Q1 2005
Net interest income	772	739	219	208	210	196	129	117	205	205	9	13
Net fee and commission income	345	306	95	86	86	76	36	26	128	117	0	1
Net gains/losses on items at fair value	83	48	31	17	17	7	16	11	19	12	0	1
Equity method	6	3	6	4	0	0	0	0	0	0	0	-1
Other operating income	23	16	2	3	16	6	3	4	1	1	1	2
Total income incl. allocations	**1,229**	**1,112**	**353**	**318**	**329**	**285**	**184**	**158**	**353**	**335**	**10**	**16**
Staff costs	-273	-260	-94	-89	-70	-67	-39	-34	-68	-66	-2	-4
Other expenses	-370	-371	-84	-86	-90	-87	-53	-50	-141	-143	-2	-5
Depreciations etc.	-9	-13	-3	-1	-1	0	-2	-2	-2	-2	-1	-8
Expenses incl. allocations	**-652**	**-644**	**-181**	**-176**	**-161**	**-154**	**-94**	**-86**	**-211**	**-211**	**-5**	**-17**
Loan losses	44	-9	7	7	9	1	25	0	1	0	2	-17
Operating profit	**621**	**459**	**179**	**149**	**177**	**132**	**115**	**72**	**143**	**124**	**7**	**-18**
Cost/income ratio, %	53%	58%	51%	55%	49%	54%	51%	54%	60%	63%		
Return on economic capital, %	33%	26%	31%	27%	38%	34%	34%	25%	27%	25%		
Other information, EURbn												
Lending	154.4	137.3	45.5	38.5	36.4	33.0	26.0	21.8	46.5	44.0		
Deposits	79.7	73.5	20.5	18.1	24.1	23.4	13.4	11.3	21.8	20.8		
Economic capital	5.4	5.1	1.6	1.6	1.3	1.1	0.9	0.9	1.6	1.5		

Retail Banking margins

Lending margins, %	Q1 2006	Q4 2005	Q1 2005
To corporates	1.00%	1.04%	1.13%
To personal customers			
- Mortgage	0.75%	0.76%	0.92%
- Consumer	3.66%	3.74%	4.07%

Deposit margins, %	Q1 2006	Q4 2005	Q1 2005
From corporates	0.88%	0.85%	0.86%
From personal customers	1.72%	1.63%	1.55%

Retail Banking key figures per quarter

EURm	**Q1 2006**	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Total operating income	**1,229**	1,237	1,180	1,149	1,112
Total operating expenses	**-652**	-681	-636	-644	-644
Loan losses	**44**	13	21	72	-9
Operating profit	**621**	**569**	**565**	**577**	**459**
Return on economic capital, %	**33**	29	30	31	26
Cost/income ratio, %	**53**	55	54	56	58
Customer base: personal customers, million	**8.9**	9.1	9.1	9.1	9.3
corporate customers, million	**0.9**	0.9	0.9	0.9	0.9
Number of employees (full-time equivalents)	**17,399**	17,373	17,266	17,278	17,230

Corporate and Institutional Banking

- **Income up by 17%**
- **Strong improvement in C/I ratio**
- **Strong performance in all divisions**

Corporate and Institutional Banking (CIB) delivers a wide range of products and services to large corporate and institutional customers and to retail corporate customers. CIB has customer responsibility for large corporate customers listed on the main stock exchanges and other customers with an external credit rating as well as shipping, offshore and oil services companies, and financial institutions. Nordea's banking activities in Poland and the Baltic countries are also part of CIB.

Business Development

The year started strongly for CIB with record high revenues fuelled by strong performance in all areas. The activity in Corporate Banking Division continued at a high level. The main driver is a growing number of large and complex transactions, which demonstrates the benefits of Nordea's integrated business model and the strong focus on skills-based advisory services.

In the Financial Institutions Division, activity was in line with the previous quarter. A solid performance was achieved across products and countries, with a notable strengthening in Finland. Nordea won several important mandates during the quarter.

Activity in Custody Services was supported by strong equity markets and the unit reached an all time high in the number of transactions as well as assets under custody in the first quarter. For the second consecutive year, Custody Services has received the ICFA award as best Nordic custodian.

Business activity in Shipping, Offshore and Oil Services Division has continued to develop strongly in the first quarter of 2006. Nordea continued to maintain its position as the leading arranger of syndicated loans for the shipping and offshore industry, and has during the quarter acted as lead arranger and book runner for a number of transactions.

Activity within the offshore industry increased significantly due to strong market conditions.

In Markets Division, customer activity in the first quarter was strong in all major product areas. Increasing interest rates led to growing demand for both hedging instruments and structured solutions and investment products. The Nordic equity markets were characterised by positive trends, with high turnover from customers' transactions and increased focus on new issuance.
The targeted activities towards small and medium-sized Nordic corporates' use of structured solutions continued with good results during the quarter.

In March, Nordea was joint global coordinator and joint book runner on the Vestas Wind Systems and the Bavarian Nordic equity issues.

In Poland and the Baltic countries, total lending increased by more than 40% compared to the same quarter 2005. Mortgage lending grew by 73% compared to the first quarter of 2005 and 15% compared to the fourth quarter of last year, and the market share increased. Nordea strengthened its advisory services to personal customers and the number of core customers more than tripled compared to the same period last year.

Nordea was the first bank in Poland to offer electronic identification. The new service was launched in February.

Result

Total income increased by 17% to EUR 315m compared to the first quarter 2005. Net interest income increased by 11% to EUR 117m and lending volumes increased by 4%. The increase in net interest income was supported by the strong growth in the shipping portfolio as well as high margin acquisition finance deals. Commission and other income rose 20% to EUR 198m supported by several large transactions. Markets' contribution was also strong with a 35% increase in revenues. The development is in accordance with the strategy of leveraging size and capabilities to generate income with limited deployment of capital.

Total costs increased by 6% in the first quarter compared to the first quarter 2005. The higher costs reflected a higher number of employees, predominantly in Poland and the Baltic countries, and higher costs for variable salaries. Compared to the previous quarter, the total expenses were unchanged.

Operating profit reached EUR 156m in the quarter, up 6% compared to the first quarter last year. Loan losses remained low and amounted to EUR 13m in the quarter. This number was negatively affected by an increase of EUR 23m in country risk provisions due to high trade finance activity and increased exposures, especially towards China. The return on economic capital was 24% in the quarter, somewhat below the first quarter of 2005, but up compared to the previous quarter. The cost/income ratio fell to 46%.

CIB operating profit by main area

EURm	Total Q1 2006	Total Q1 2005	Corporate Banking Division[1] Q1 2006	Corporate Banking Division[1] Q1 2005	Financial Institutions Division[1] Q1 2006	Financial Institutions Division[1] Q1 2005	Shipping, Offshore and Oil services Division[1] Q1 2006	Shipping, Offshore and Oil services Division[1] Q1 2005	Poland and Baltics Q1 2006	Poland and Baltics Q1 2005	Other Q1 2006	Other Q1 2005	Markets[2] Q1 2006	Markets[2] Q1 2005
Net interest income	117	105	44	43	12	10	38	33	19	17	4	2	16	11
Net fee and commission income	93	80	41	27	25	21	9	4	6	4	12	24	17	24
Net gains/losses on items at fair value	87	76	17	13	29	38	4	3	5	4	32	18	174	118
Equity method	16	7	15	6	0	0	0	0	0	0	1	1	0	0
Other operating income	2	2	1	0	0	1	1	0	0	1	0	0	0	0
Total income incl. allocations	**315**	**270**	**118**	**89**	**66**	**70**	**52**	**40**	**30**	**26**	**49**	**45**	**207**	**153**
Staff costs	-85	-77	-18	-18	-4	-4	-4	-4	-9	-8	-50	-43	-47	-43
Other expenses	-59	-58	-19	-20	-33	-31	-6	-5	-9	-7	8	5	-36	-34
Depreciations etc.	-2	-3	0	0	0	0	0	0	-2	-3	0	0	0	0
Expenses incl. allocations	**-146**	**-138**	**-37**	**-38**	**-37**	**-35**	**-10**	**-9**	**-20**	**-18**	**-42**	**-38**	**-83**	**-77**
Loan losses	-13	15	-12	14	0	0	0	3	-2	-2	1	0	0	0
Operating profit	**156**	**147**	**69**	**65**	**29**	**35**	**42**	**34**	**8**	**6**	**8**	**7**	**124**	**76**
Other information, EURbn														
Lending	32.1	30.9	11.9	12.8	2.0	2.0	8.6	6.5	3.4	2.4	6.2	7.2	6.2	7.2
Deposits	25.7	26.7	6.6	8.9	10.4	11.1	4.3	3.2	1.8	1.3	2.6	2.2	2.7	2.2
Economic capital	1.9	1.6	0.9	0.8	0.2	0.2	0.2	0.2	0.1	0.1	0.5	0.3	0.8	0.6

[1] Figures include income and costs related to the division's activities as a customer responsible unit. In addition, the division has income and costs related to its service and product responsibility that are allocated to other customer responsible units within the Group.

[2] Markets has product responsibility for trading products such as FX, fixed-income, structured products and related derivatives and is evaluated by the product result. The product result includes all income and expenses related to the respective products, which is allocated to the customer responsible units within Corporate and Institutional Banking and Retail Banking.

CIB Margins[1]

	Q1 2006	Q4 2005	Q1 2005		Q1 2006	Q4 2005	Q1 2005
Lending margins, %	0.93%	0.96%	0.94%	Deposit margins, %	0.37%	0.40%	0.37%

[1]Excluding Poland and Baltics and Markets.

CIB key figures per quarter

EURm	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Total operating income	**315**	291	261	272	270
Total operating expenses	**-146**	-147	-136	-150	-138
Loan losses	**-13**	-6	2	29	15
Operating profit	**156**	**138**	**127**	**151**	**147**
Return on economic capital, %	**24**	21	21	24	26
Cost/income ratio, %	**46**	51	52	55	51
Number of employees (full-time equivalents)	**3,349**	3,326	3,287	3,232	3,218

Asset Management & Life

- **Product result in Asset Management up 39% and 14% in Life**
- **Income up 27% in Asset Management**
- **Premiums up 23% in Life - unit-link premiums up 97%**
- **Net inflow EUR 3.4bn**
- **Highest Morningstar rating among peers in Sweden**

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and the savings market in general.

Business development

Nordea's assets under management (AuM) increased by EUR 6.8bn in first quarter to EUR 154.4bn, of which net inflow was EUR 3.4bn, equivalent to an annualised net inflow of 9% of AuM.

Nordic retail funds contributed with net inflow of EUR 1.5bn and AuM ended at EUR 44.5bn supported by the launch of the new, more flexible retail funds. The Dynamic Fixed Income product has been introduced in all Nordic countries and the Stable Return product has been launched in both Denmark and Finland. New fund products contributed with a total net inflow of EUR 0.9bn in the first quarter, of which the Dynamic Fixed Income and Stable Return products yielded a net inflow of EUR 0.4bn.

In Nordic and European Private Banking, the high activity level resulted in a net inflow of EUR 1.3bn bringing total Private Banking AuM to EUR 45.1bn compared to EUR 36.3bn at the end of the first quarter last year.

The institutional asset management activities benefited in the first quarter from the last 12-18 months' consistent strong investment performance and realised a solid net inflow of EUR 0.8bn, bringing AuM to EUR 23bn at the end of the quarter, up EUR 2.0bn compared to last year. The positive net inflow mainly stems from a large number of new mandates won, primarily in Denmark, Norway and Germany.

Investment performance also continued to improve in the first quarter, both on core investment products as well as for the new products. An important milestone was reached in the Swedish investment fund market during the first quarter, when the improved investment performance resulted in Nordea reaching the highest average rating of Morningstar among the largest peers.

In the European Fund Distribution, net outflow was EUR 0.6bn in first quarter and AuM EUR 6.5bn at the end of the quarter. However, the investment performance of the most significant of the value funds has improved considerably and all of the larger value funds are showing better performance than their benchmarks. Furthermore, gross inflow increased compared to last quarter.

The Life business continued the positive growth trend from last year and realised a 23% increase in net written premiums in the first quarter compared to last year with the strongest increase in unit-linked products with premiums up 97%. Unit-linked accounted for 40% of new premiums written in the first quarter, approaching the long-term target of 45%. AuM was 35.3bn at the end of the quarter.

Despite the higher interest rate level in first quarter, Life was able to achieve an investment return for traditional products of 0.2%. The financial buffers have at the same time overall increased to 9.5% of life provisions at the end of first quarter compared to 7.7% at the end of 2005. The buffers in the Swedish business were at the end of first quarter EUR 132m, equal to 8.1% of the liabilities.

Result

Last year's strong bottom line performance continued into the first quarter 2006 with a combined product result of EUR 149m, up 30% compared to the same period last year and almost at level with the fourth quarter last year.

The Asset Management activities realised a product result of EUR 93m in the first quarter, up 39% compared to the same period last year. Income margins improved, reflecting both higher AuM related income margins, a changed asset mix, and a higher level of transaction fees, particularly in Denmark. Costs were up by 14% corresponding to an unchanged cost margin. Strong performance and volume growth has resulted in an increase in variable salaries and higher distribution expenses. The cost/income ratio was further reduced by 4%-points compared to same period last year, and is now at 50%.

A positive development was also realised in the product result of the Life business, up 17% in first quarter compared to same period last year, reaching EUR 56m.

Asset Management & Life volumes and inflow[1]

EURbn	Q1 2006	Q1 Inflow	Total Q4 2005	Q3 2005	Q2 2005	Q1 2005
Nordic Retail funds	44.5	1.5	42.1	41.0	37.9	36.3
Private Banking Activities						
Nordic Private Banking	36.3	1.4	34.3	32.5	30.6	28.7
International Wealth Management	8.8	-0.1	8.5	8.1	7.9	7.6
Institutional clients	23.0	0.8	21.6	21.3	20.9	21.0
European Fund Distribution	6.5	-0.6	6.8	7.4	7.9	7.1
Life & pensions	35.3	0.4	34.3	33.3	32.1	30.7
Total	**154.4**	**3.4**	**147.6**	**143.6**	**137.3**	**131.4**

[1]Total AuM and the specification have been affected by reclassifications, eliminations and an internal transfer of a mandate in the first quarter 2006. Historical figures have been restated accordingly.

Key figures– Asset Management activities

EURm	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Net interest income	**12**	10	11	10	9
Net fee and commission income	**162**	162	138	132	130
Net gains/losses on items at fair value	**8**	10	6	3	4
Equity method	**0**	0	0	0	0
Other income	**3**	3	3	3	3
Total income	**185**	**185**	**158**	**148**	**146**
Staff costs	**-35**	-35	-30	-30	-29
Other expenses	**-21**	-21	-20	-22	-21
Depreciations etc.	**-1**	-1	-1	-1	0
Operating expenses	**-57**	**-57**	**-51**	**-53**	**-50**
Estimated distribution expenses in Retail Banking	**-35**	-32	-30	-30	-29
Product result	**93**	**96**	**77**	**65**	**67**
of which income within Retail Banking	*78*	*76*	*69*	*60*	*59*
Margins[1]					
Income margins (bps)	**65**	66	58	57	58
Operating expenses margin (bps)	**-20**	-20	-19	-20	-20
Distribution expenses margin (bps)	**-12**	-11	-11	-11	-12
Result margin (bps)	**33**	35	28	25	27
Cost/income ratio, %	**50**	48	51	56	54
Economic capital	**162**	155	125	113	113
Assets under management, EURbn	**154**	148	144	137	131
Number of employees (full-time equivalents)	**933**	909	880	883	850

[1] Annualised Margins calculated using average AuM for Asset Management Activities excl. Nordic Private Banking activities. In Q1 2006 these assets were EUR 114bn.

Key figures– Life activities

EURm	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Profit drivers					
Traditional insurance:					
Fee contribution/profit sharing	**36**	33	43	35	30
Contribution from cost result	**-1**	-1	0	0	1
Contribution from risk result	**7**	10	7	2	5
Inv. return on Shareholder's Equity	**0**	1	3	4	3
Other profits	**5**	6	7	5	3
Total Profit Traditional	**47**	49	60	46	42
Total profit Unit linked	**13**	10	9	11	10
Estimated distribution expenses in Retail Banking	**-4**	-3	-4	-5	-4
Total Product Result	**56**	**56**	**65**	**52**	**48**
of which income within Retail Banking	***30***	*29*	*24*	*19*	*22*
Key figures					
Premiums written, net of reinsurance	**972**	1,081	577	645	789
of which from Traditional business	**582**	607	404	458	590
of which from Unit-linked business	**390**	474	174	187	198
Total operating expenses	**39**	45	33	32	28
Investment assets:					
Bonds	**15,872**	16,357	16,451	16,720	15,864
Equities	**4,231**	3,782	3,514	3,059	2,969
Alternative investments	**1,957**	1,795	1,758	1,618	1,515
Property	**2,607**	2,579	2,396	2,438	2,416
Unit linked	**5,788**	5,338	4,932	4,606	4,316
Total investment assets	**30,455**	29,850	29,051	28,441	27,080
Investment return %	**0.2**	1.6	2.1	4.1	1.7
Technical provisions	**28,808**	28,513	27,664	26,959	25,860
of which financial buffers	**1,999**	1,654	1,515	1,389	1,175
Economic capital	**986**	974	983	985	872
Number of employees (full-time equivalents)	**1,146**	1,124	1,008	992	979

Group Treasury

- **Gains on fixed income and equity positions in Group Investment**
- **Improved result in Group Funding**
- **Second issue of extendible short-term notes in the US market**

Group Treasury is responsible for the Group's own investment portfolio and market risk-taking in financial instruments (excluding investments within insurance), raising funding for the Group as well as asset and liability management.

Business development

Market conditions in interest rate markets remained challenging in the first quarter. Longer-term interest rates were up approx. 50bp and money market rates increased approx. 30 bp. Nordic equity markets were strong.

For 2006 the mandate for active risk is increasingly focused on absolute return and there are no strategic long positions in the active investment portfolio with the exception of certain strategic equity exposures and private equity placements. The active risk mandate remains focused on global macro and fixed income arbitrage and relative value exposures with limited credit exposure.

In the first quarter, Nordea increased its borrowings from EUR 90bn to EUR 96bn. The strong ratings of Nordea support an increasing investor interest in Nordea.

In the first quarter Nordea raised approx. EUR 575m equivalent in subordinated capital. EUR 500m was executed as a Lower Tier II FRN transaction in the European market. The speed of execution and the quality of the order book is a good reflection of the strong appeal of Nordea in capital markets, supported by the double A-/Aa3 ratings from S&P, Fitch and Moody's.

Furthermore, Nordea successfully placed USD 2bn of Extendible Short-Term Notes in the US markets. The transaction followed the inaugural extendible offering last June. Nordea achieved 5-year pricing at an average cost of 1 month Libor + 0.4 bp.

At the end of March, the price risk involved in Group Treasury's interest rate positions, calculated as VaR, was EUR 16m compared to EUR 8m at the end of 2005. The risk related to equities, calculated as VaR, was EUR 17m. The VaR figure includes listed and unlisted equities, but not private equity. This is a change compared to 2005 where private equity was included in the VaR number.

The structural interest income risk (SIIR) in the Group, which shows the effect on net interest income in the next 12 months, was EUR 162m assuming increased market rates by 100 basis points and EUR -167m assuming decreased market rates by 100 basis points.

Result in the first quarter

Group Treasury's result is divided into investment-related result and funding-related result. Earnings in Group Investment are defined as the net of return on investment and the return target, ie the expected average medium-term risk-free return over time, defined as the funding cost. The funding cost is directly correlated to the interest paid to business areas on their allocated economic capital. The rate is set annually and it is adjusted based on the prevailing market rate. For 2006, the funding cost is 3.25%.

Operating profit in Group Investment was EUR 15m compared to EUR 3m in the first quarter last year supported by exposure to higher rates during most of the quarter. In addition, equities including the tactical trading positions, holding of OMX shares and Private Equity contributed positively.

The gross investment return was 0.96% (3.92% annualised) compared to 0.81% in the first quarter 2005 and 0.59% in the fourth quarter 2005.

Operating profit in Group Funding was EUR 34m compared to EUR 19m in the first quarter 2005 and EUR 26m in the fourth quarter 2005 supported by successful positions based on the slope and movement in the short-term Nordic yield curves.

Group Treasury operating profit by main area

			Group Investment		Group Funding	
EURm	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005
Net interest income	20	39	-18	-11	38	50
Net fee and commission income	-2	-1	-1	-1	-1	0
Net gains/losses on items at fair value	40	-15	36	9	4	-24
Equity method	0	0	0	0	0	0
Other operating income	2	10	2	10	0	0
Total income incl. allocations	**60**	**33**	**19**	**7**	**41**	**26**
Staff costs	-4	-3	-2	-1	-2	-2
Other expenses	-7	-8	-2	-3	-5	-5
Depreciations etc.	0	0	0	0	0	0
Expenses incl. allocations	**-11**	**-11**	**-4**	**-4**	**-7**	**-7**
Operating profit	**49**	**22**	**15**	**3**	**34**	**19**

Group Treasury key figures per quarter

EURm	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Total operating income	60	15	-2	91	33
Total operating expenses	-11	-12	-12	-10	-11
Operating profit	**49**	**3**	**-14**	**81**	**22**
Cost/income ratio, %	18	80	n/a	11	33
Bonds, EURm	13,043	10,388	17,548	15,083	16,116
Equities, EURm	430	445	415	582	343
Investments, EURm	13,473	10,833	17,963	15,665	16,459
Number of employees (full-time equivalents)	97	97	95	92	97

Segment reporting

Nordea's operations are organised into three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The business areas operate as profit centres. Group Treasury conducts the Group's financial management operations. Group Functions and Eliminations include the unallocated results of the group functions, Group Processing and Technology, Group Corporate Centre (excluding Group Treasury), Group Credit and Risk Control and Group Legal and Compliance. This segment also includes items needed to reconcile the Nordea Group.

The principles used in the segment reporting are described below. Within Nordea, customer responsibility is fundamental. The Group's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet.

Capital allocation is based on the internal framework for calculating economic capital, which reflects each business unit's actual risk exposure considering credit and market risk, insurance risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. When calculating return on economic capital standard tax is applied.

Economic profit constitutes the internal basis for evaluating strategic alternatives as well as for the evaluation of financial performance.

Asset Management & Life has customer responsibility within investment management and in private banking outside a joint unit with Retail Banking. In addition, Asset Management & Life commands product responsibility for investment funds and life insurance products. The operating profit shown in the accompanying table includes the customer responsible units. The product result for Asset Management and Life respectively represent the Group's total earnings including income allocated to Retail Banking on these products, as well as sales and distribution costs within Retail Banking.

When allocating income and costs between business areas and group functions a gross principle is applied, with the implication that cost is allocated separately from income. Cost is allocated according to calculated unit prices and the individual business areas' consumption. Income is allocated following the underlying business transactions combined with the identification of the customer responsible unit.

Internal allocations of income and expenses are performed in such a way that allocated expenses from a business unit are subtracted from the expenses and added to the expenses in the receiving business unit, with the result that all allocations add to zero on Group level. The same principle is applied for income allocations.

The assets allocated to the business areas include trading assets, loans and receivables to the public as well as to credit institutions. The liabilities allocated to the business areas include deposits from the public as well as by credit institutions.

Included in business areas' assets and liabilities are also other assets and liabilities directly related to the specific business area or group function, such as accrued interest, fixed assets and goodwill. All other assets and liabilities, and certain items required to reconcile balances to the Nordea Group are placed in the segment Group Functions and Eliminations.

Funds-transfer pricing is based on current market interest rates and used against all assets and liabilities allocated or booked in the business areas or group functions, resulting in a remaining net interest income in business areas driven in essence from margins on lending and deposits.

Goodwill generated as part of business areas' strategic decisions is included in business areas' balances. Goodwill arising from the creation of Nordea is not allocated, but is placed as part of Group Functions and Eliminations.

Economic Capital is allocated to the business areas according to risks taken. As part of net interest income business units receive a capital benefit rate corresponding to the expected average medium-term risk-free return. The cost above Libor from issued subordinated debt is also included in the business areas net interest income according to the use of Economic Capital.

Group internal transactions between countries and legal entities are performed according to arm's length principles in conformity with OECD requirements on transfer pricing. The financial result of such transactions is fully consolidated into the relevant business areas based on assigned product and customer responsibilities. However, the total result related to investment funds is included in Retail Banking, as well as sales commissions and margins from the life insurance business.

The segment Group Functions and Eliminations contains expenses in Group Functions not defined as services to business areas, profits from companies accounted for under the equity method which are not included in the customer responsible units as well as certain other items required to reconcile the income statement within the Nordea Group.

EURm	Retail Banking					Corporate and Institutional Banking					Asset Management					Life Insurance				
	Q1	Q4	Q3	Q2	Q1	Q1	Q4	Q3	Q2	Q1	Q1	Q4	Q3	Q2	Q1	Q1	Q4	Q3	Q2	Q1
Customer responsible units	2006	2005	2005	2005	2005	2006	2005	2005	2005	2005	2006	2005	2005	2005	2005	2006	2005	2005	2005	2005
Net interest income	772	783	777	752	739	117	110	102	109	105	12	10	11	10	9	0	0	0	0	0
Net fee and commission income	345	361	333	317	306	93	87	77	104	80	83	82	66	68	67	1	4	11	9	19
Net gains/losses on items at fair value	83	64	47	57	48	87	83	74	51	76	8	10	6	3	4	32	33	32	23	3
0Equity method	6	8	8	7	3	16	6	5	3	7	0	0	0	0	0	0	0	0	0	0
Other income	23	21	15	16	16	2	5	3	5	2	3	3	3	3	3	37	38	36	40	36
Total operating income	**1,229**	**1,237**	**1,180**	**1,149**	**1,112**	**315**	**291**	**261**	**272**	**270**	**106**	**105**	**86**	**84**	**83**	**70**	**75**	**79**	**72**	**58**
of which allocations	*246*	*234*	*189*	*186*	*154*	*-138*	*-126*	*-93*	*-106*	*-71*	*-79*	*-79*	*-72*	*-65*	*-60*	*-30*	*-29*	*-24*	*-19*	*-22*
Staff costs	-273	-274	-261	-255	-260	-85	-86	-76	-83	-77	-32	-32	-27	-26	-26	-22	-21	-18	-18	-16
Other expenses	-370	-389	-360	-376	-371	-59	-58	-57	-65	-58	-24	-21	-20	-23	-21	-16	-23	-14	-12	-12
Depreciations of tangible and intagible assets	-9	-18	-15	-13	-13	-2	-3	-3	-2	-3	0	0	-1	-1	0	-1	-1	-1	-2	0
Total operating expenses	**-652**	**-681**	**-636**	**-644**	**-644**	**-146**	**-147**	**-136**	**-150**	**-138**	**-56**	**-53**	**-48**	**-50**	**-47**	**-39**	**-45**	**-33**	**-32**	**-28**
of which allocations	*-270*	*-289*	*-260*	*-292*	*-250*	*-33*	*-37*	*-38*	*-38*	*-38*	*4*	*6*	*5*	*4*	*4*	*0*	*0*	*0*	*0*	*0*
Loan losses	44	13	21	72	-9	-13	-6	2	29	15	0	0	0	0	0	0	0	0	0	0
Disposals of tangible and intangible assets	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Operating profit	**621**	**569**	**565**	**577**	**459**	**156**	**138**	**127**	**151**	**147**	**50**	**52**	**38**	**34**	**36**	**31**	**30**	**46**	**40**	**30**
Balance sheet, EURbn																				
Loans and receivables to the public	154	152	147	142	137	32	32	32	32	31	2	2	2	2	2	1	1	0	0	0
Other assets	20	24	23	24	23	77	75	76	81	64	2	2	2	2	2	31	29	29	28	27
Total assets	**174**	**176**	**170**	**166**	**160**	**109**	**107**	**108**	**113**	**95**	**4**	**4**	**4**	**4**	**4**	**32**	**30**	**29**	**28**	**27**
Deposits from the public	80	80	78	76	74	26	27	23	25	27	3	3	4	4	4	0	0	0	0	0
Other liabilities	89	90	87	85	81	81	78	83	86	66	1	1	0	0	0	31	29	28	27	26
Total liabilities	**169**	**170**	**165**	**161**	**155**	**107**	**105**	**106**	**111**	**93**	**4**	**4**	**4**	**4**	**4**	**31**	**29**	**28**	**27**	**26**
Economic capital/equity	5	6	5	5	5	2	2	2	2	2	0	0	0	0	0	1	1	1	1	1
Total liabilities and allocated equity	**174**	**176**	**170**	**166**	**160**	**109**	**107**	**108**	**113**	**95**	**4**	**4**	**4**	**4**	**4**	**32**	**30**	**29**	**28**	**27**
Other segment items																				
Capital expenditure, EURm	2	3	3	3	8	1	0	0	1	0	1	1	1	1	1	0	0	0	0	0
Product result											93	96	77	65	67	56	56	65	52	48

As from Q4 2005 central loan loss provisions are reported within the respective business area instead of within "Group functions and eliminations". Allocations of income and costs in foreign branches (mainly London and New York) to respective customer responsible units have been refined in Q4 2005. Data for previous quarters in 2005 has been adjusted.

	Group Treasury					Group Functions and Eliminations					Nordea Group				
EURm	Q1	Q4	Q3	Q2	Q1	Q1	Q4	Q3	Q2	Q1	Q1	Q4	Q3	Q2	Q1
Customer responsible units	2006	2005	2005	2005	2005	2006	2005	2005	2005	2005	2006	2005	2005	2005	2005
Net interest income	20	34	19	18	39	6	-4	11	24	5	927	933	920	913	897
Net fee and commission income	-2	-2	-1	-2	-1	-13	-3	-17	-12	-18	507	529	469	484	453
Net gains/losses on items at fair value	40	-31	-21	68	-15	-8	-12	1	12	-1	242	147	139	214	115
Equity method	0	7	0	0	0	3	0	-2	12	3	25	21	11	22	13
Other income	2	7	1	7	10	-9	-8	4	-10	37	58	66	62	61	104
Total operating income	**60**	**15**	**-2**	**91**	**33**	**-21**	**-27**	**-3**	**26**	**26**	**1,759**	**1,696**	**1,601**	**1,694**	**1,582**
of which allocations	*0*	*0*	*0*	*0*	*2*	*1*	*0*	*0*	*4*	*-3*	*0*	*0*	*0*	*0*	*0*
Staff costs	-4	-4	-4	-4	-3	-127	-115	-134	-129	-133	-543	-532	-520	-515	-515
Other expenses	-7	-8	-8	-6	-8	109	106	114	118	117	-367	-393	-345	-364	-353
Depreciations of tangible and intagible assets	0	0	0	0	0	-11	-9	-11	-17	-18	-23	-31	-31	-35	-34
Total operating expenses	**-11**	**-12**	**-12**	**-10**	**-11**	**-29**	**-18**	**-31**	**-28**	**-34**	**-933**	**-956**	**-896**	**-914**	**-902**
of which allocations	*-4*	*-4*	*-4*	*-3*	*-4*	*303*	*324*	*297*	*329*	*288*	*0*	*0*	*0*	*0*	*0*
Loan losses	0	0	0	0	0	0	0	0	0	0	31	7	23	101	6
Disposals of tangible and intangible assets	0	0	0	0	0	1	1	0	3	2	1	1	0	3	2
Operating profit	**49**	**3**	**-14**	**81**	**22**	**-49**	**-44**	**-34**	**1**	**-6**	**858**	**748**	**728**	**884**	**688**
Balance sheet, EURbn															
Loans and receivables	0	0	0	0	2	2	1	1	-1	-2	191	188	182	175	170
Other assets	13	11	18	16	14	-13	-3	-10	-15	-12	130	138	138	136	118
Total assets	**13**	**11**	**18**	**16**	**16**	**-11**	**-2**	**-9**	**-16**	**-14**	**321**	**326**	**320**	**311**	**288**
Deposits	3	3	0	0	0	1	3	3	1	0	113	116	108	106	105
Other liabilities	10	8	18	16	16	-18	-9	-17	-21	-18	194	197	199	193	171
Total liabilities	**13**	**11**	**18**	**16**	**16**	**-17**	**-6**	**-14**	**-20**	**-18**	**307**	**313**	**307**	**299**	**276**
Economic capital/equity	0	0	0	0	0	6	4	5	4	4	14	13	13	12	12
Total liabilities and allocated equity	**13**	**11**	**18**	**16**	**16**	**-11**	**-2**	**-9**	**-16**	**-14**	**321**	**326**	**320**	**311**	**288**
Other segment items															
Capital expenditure, EURm	0	0	0	0	0	33	38	28	34	8	37	42	32	39	17

Income statement

EURm	Note	Q1 2006	Q1 2005	Full year 2005
Operating income				
Interest income		*2,381*	*2,055*	*8,453*
Interest expense		*-1,454*	*-1,158*	*-4,790*
Net interest income		927	897	3,663
Fee and commission income		*635*	*577*	*2,482*
Fee and commission expense		*-128*	*-124*	*-547*
Net fee and commission income		507	453	1,935
Net gains/losses on items at fair value	2	242	115	615
Profit from companies accounted for under the equity method		25	13	67
Dividends		0	0	11
Other operating income		58	104	282
Total operating income		**1,759**	**1,582**	**6,573**
Operating expenses				
General administrative expenses:				
Staff costs		-543	-515	-2,082
Other expenses		-367	-353	-1,455
Depreciation, amortisation and impairment charges of tangible and intangible assets		-23	-34	-131
Total operating expenses		**-933**	**-902**	**-3,668**
Loan losses	3	31	6	137
Disposals of tangible and intangible assets		1	2	6
Operating profit		**858**	**688**	**3,048**
Income tax expense		-193	-193	-779
Net profit		**665**	**495**	**2,269**
Attributable to:				
Shareholders of Nordea Bank AB (publ)		663	494	2,263
Minority interest		2	1	6
		665	**495**	**2,269**
Earnings per share, EUR		0.26	0.18	0.86

Balance sheet

EURm	Note	31 Mar 2006	31 Dec 2005	31 Mar 2005
Assets				
Cash and balances with central banks		3,778	2,526	1,839
Treasury bills and other eligible bills		7,056	7,280	7,522
Loans and receivables to credit institutions	4	31,819	31,578	25,935
Loans and receivables to the public	4	190,687	188,460	169,983
Interest-bearing securities		33,043	36,121	31,971
Shares		15,855	12,901	11,065
Derivatives	6	22,756	28,876	23,619
Fair value changes of the hedged items in portfolio hedge of interest rate risk		370	282	198
Investments in associated undertakings		517	566	594
Intangible assets		2,226	2,221	2,104
Property and equipment		272	303	401
Investment property		2,864	2,750	2,558
Deferred tax assets		320	352	480
Current tax assets		222	41	145
Prepaid expenses and accrued income		1,357	1,405	1,543
Other assets		8,133	9,887	7,606
Total assets		**321,275**	**325,549**	**287,563**
Of which assets customer bearing the risk		*9,516*	*9,780*	*7,601*
Liabilities				
Deposits by credit institutions		26,561	29,790	30,433
Deposits and borrowings from the public		113,306	115,550	105,229
Liabilities to policyholders		28,808	26,830	24,113
Debt securities in issue		87,742	82,609	66,976
Derivatives	6	22,377	28,602	23,326
Fair value changes of the hedged items in portfolio hedge of interest rate risk		42	58	228
Current tax liabilities		490	383	237
Other liabilities		17,140	18,044	15,129
Accrued expenses and prepaid income		2,120	1,874	2,048
Deferred tax liabilities		466	423	628
Provisions		112	100	169
Retirement benefit obligations		489	504	531
Subordinated liabilities		8,009	7,822	6,141
Total liabilities		**307,662**	**312,589**	**275,188**
Equity				
Minority interests		41	41	14
Share capital		1,072	1,072	1,128
Share premium account		4,284	4,284	4,284
Other reserves		-237	-228	-168
Retained earnings		8,453	7,791	7,117
Total equity		**13,613**	**12,960**	**12,375**
Total liabilities and equity		**321,275**	**325,549**	**287,563**
Assets pledged for own liabilities		20,238	22,620	23,324
Other assets pledged		2,432	4,529	3,644
Contingent liabilities		19,041	16,349	14,162
Commitments		2,399,163	2,213,772	1,725,772

Movements in equity

EURm	Share capital[1]	Share premium account	Other reserves	Retained earnings	Total	Minority interests	Total equity
	Attributable to shareholders of Nordea Bank AB (publ)						
Balance at end of year, at 31 Dec 2005	**1,072**	**4,284**	**-228**	**7,791**	**12,919**	**41**	**12,960**
Net change in available-for-sale investments, net of tax				-2	-2		-2
Currency translation differences			-9		-9		-9
Purchases of own shares[2,3]				1	1		1
Other changes						-2	-2
Net profit for the period				663	663	2	665
Balance at 31 Mar 2006	**1,072**	**4,284**	**-237**	**8,453**	**13,572**	**41**	**13,613**

EURm	Share capital[1]	Share premium account	Other reserves	Retained earnings	Total	Minority interests	Total equity
	Attributable to shareholders of Nordea Bank AB (publ)						
Balance at end of year, at 31 Dec 2004	**1,128**	**4,284**	**-147**	**7,398**	**12,663**	**13**	**12,676**
Change in accounting policies:							
IAS 39 Financial instruments				-61	-61		-61
Other changes				-20	-20		-20
Balance at beginning of year, at 1 Jan 2005	**1,128**	**4,284**	**-147**	**7,317**	**12,582**	**13**	**12,595**
Currency translation differences			-21		-21		-21
Purchases of own shares[2,3]				-694	-694		-694
Net profit for the period				494	494	1	495
Balance at 31 Mar 2005	**1,128**	**4,284**	**-168**	**7,117**	**12,361**	**14**	**12,375**

[1] Total shares registered was 2,706 million (31 Dec 2005: 2,706 million, 31 Mar 2005: 2,847 million).

[2] Refers to the change in the trading portfolio and Nordea's shares within portfolio schemes in Denmark. The number of own shares in the trading portfolio and in the portfolio schemes at 31 Mar 2006 was 2.5 million (31 Dec 2005: 2.5 million, 31 Mar 2005: 10.0).

[3] The number of own shares referring to Nordea Bank AB (publ)'s repurchase of own shares was 112.2 million at 31 Mar 2006 (31 Dec 2005: 112.2 million, 31 Mar 2005: 202.4 million). No repurchase of own shares during Jan-Mar 2006 (Jan-Dec 2005: 140.7 million, Jan-Mar 2005: 90.7 million). The average number of own shares Jan-Mar 2006 was 112.2 million (Jan-Dec 2005: 163.0 million, Jan-Mar 2005: 149.7 million).

Cash flow statement

EURm	Jan-Mar 2006	Jan-Mar 2005
Operating activities		
Operating profit	858	688
Adjustments for items not included in cash flow	374	-147
Income taxes paid	-259	-160
Cash flow from operating activities before changes in operating assets and liabilities	973	381
Changes in operating assets and liabilities	-90	-2,620
Cash flow from operating activities	883	-2,239
Investing activities		
Sale/acquisition of group undertakings	79	0
Property and equipment	3	1
Intangible assets	-7	-10
Other financial fixed assets	18	13
Cash flow from investing activities	93	4
Financing activities		
Issued/amortised subordinated liabilities	156	323
Repurchase of own shares incl change in trading portfolio	1	-694
Cash flow from financing activities	157	-371
Cash flow for the period	**1,133**	**-2,606**
Cash and cash equivalents at beginning of period	**3,675**	**6,922**
Exchange rate difference	6	1
Cash and cash equivalents at end of period	**4,814**	**4,317**
Change	**1,133**	**-2,606**

Cash and cash equivalents	31 Mar	31 Mar
The following items are included in cash and cash equivalents (EURm):	2006	2005
Cash and balances with central banks	3,778	1,839
Loans and receivables to credit institutions, payable on demand	1,036	2,478

Cash comprises legal tender and bank notes in foreign currencies. Balances with central banks consist of deposits in accounts with central banks and postal giro systems under government authority, where the following conditions are fulfilled:
- the central bank or the postal giro system is domiciled in the country where the institution is established
- the balance on the account is readily available at any time.

Loans and receivables to credit institutions, payable on demand include liquid assets not represented by bonds or other interest-bearing securities.

Notes to the financial statements

Note 1 Accounting policies

Nordea's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) endorsed by the EU. These statements are presented in accordance with IAS 34 "Interim Financial Reporting".

Basis for presentation

The accounting policies and the basis for calculations are, in all material aspects, unchanged in comparison with the 2005 Annual Report.

Increased transparency for Commissions

The presentation of "Net fee and commission income" has been changed, to better illustrate the nature of Nordea's commission income and expense. The changes have been illustrated in the table below for the twelve months ending 31 December 2005. New reporting lines have been added to increase the transparency and several other reclassifications have been made to further improve the presentation.

These amendments have been made to the presentation for the first quarter 2006 and in the comparative information.

Amendments to the balance sheet

At year-end 2005, adjustments were made to the opening balance 2005. The corresponding adjustments have been made to the comparative figures as of 31 March 2005, where the total effect on equity is –113 EURm.

EURm	Reported 2005	Reclassi-fications	Restated 2005	
Presentation before restatement				**Presentation after restatement**
Investment products/services	697	-13	684	Asset Management commissions
	-	75	75	Custody
Life insurance	198	-12	186	Life insurance
Brokerage	264	-13	251	Brokerage
Loans and receivables	335	-97	238	Lending
	-	265	265	Cards
Deposits, payments and e-services	709	-283	426	Payments
	-	48	48	Deposits
Guarantees and documentary payments	77	42	119	Guarantees and document payments
Other commission income	202	-12	190	Other commission income
Fee and commission income	**2,482**	**0**	**2,482**	**Fee and commission income**
Life insurance	-91	59	-32	Life insurance
Payments and e-services	-162	-30	-192	Payment expenses
Other commission expenses	-294	-29	-323	Other commission expenses
Fee and commission expenses	**-547**	**0**	**-547**	**Fee and commission expenses**
Net fee and commission income	**1,935**	**0**	**1,935**	**Net fee and commission income**

Exchange rates

	Jan-Mar 2006	Jan-Dec 2005	Jan-Mar 2005
EUR 1 = SEK			
Income statement (average)	9.3708	9.2874	9.0842
Balance sheet (at end of period)	9.4376	9.3884	9.1529
EUR 1 = DKK			
Income statement (average)	7.4622	7.4518	7.4431
Balance sheet (at end of period)	7.4629	7.4599	7.4494
EUR 1 = NOK			
Income statement (average)	8.0258	8.0106	8.2435
Balance sheet (at end of period)	7.9572	7.9801	8.2067
EUR 1 = PLN			
Income statement (average)	3.8369	4.0248	4.0143
Balance sheet (at end of period)	3.9363	3.8524	4.0839

Note 2 Net gains/losses on items at fair value, EURm	Jan-Mar 2006	Jan-Mar 2005
Shares/participations and other share-related instruments	148	21
Interest-bearing securities and other interest-related instruments	-44	127
Other financial instruments	-41	-92
Foreign exchange gains/losses	-14	56
Premium income, life insurance	727	713
Investments, life insurance	476	442
Change in technical provisions, life insurance	-147	-599
Claims paid, life insurance	-537	-537
Change in collective bonus potentials, life insurance	-326	-16
Total	**242**	**115**

Note 3 Loan losses, EURm	Jan-Mar 2006	Jan-Mar 2005
Loan losses divided by category		
Write-offs and provisions for loans and receivables	-92	-91
- Of which, to credit institutions[1]	-9	-
- Of which, to the public	-83	-91
Reversals and recoveries for loans and receivables to the public	123	97
Total	**31**	**6**

[1] Refers to Transfer risks

Specifications		
Provisions for individually assessed loans		
Realised loan losses during the period	-45	-57
Reversed amount of previous provisions made for realised losses during the period	36	44
This period's provisions for probable loan losses	-52	-65
Recoveries of previous periods' realised loan losses	13	21
Reversals of provisions for probable loan loss no longer required	78	57
This period's costs for individually assessed loans, net	30	0
Provisions for groups of significant loans		
Allocation to allowance	-2	-3
Withdrawal from allowance	23	4
This period's change of provisions for groups of significant loans	21	1
Provisions for groups of not significant loans		
Realised loan losses during the period	-4	-2
Recoveries of previous periods' realised loan losses	6	3
Allocation to allowance	-1	0
Withdrawal from allowance	3	0
This period's net costs of provisions for groups of not significant loans	4	1
Transfer risks		
Allocation to allowance for transfer risks	-23	-8
Withdrawal from allowance for transfer risks	0	10
This period's change of provisions for transfer risks	-23	2
Contingent liabilities		
Net cost for redemption of guarantees and other contingent liabilities	0	1
This period's net cost for redemption of guarantees and other contingent liabilities	0	1
Change in value of assets taken over for protection of claims	-1	1
Loan losses	**31**	**6**

Note 4 Loans and receivables and their impairment

EURm	31 Mar 2006	31 Dec 2005	31 Mar 2005
Loans and receivables to credit institutions	31,819	31,578	25,935
Loans and receivables to the public	190,687	188,460	169,983
Total	**222,506**	**220,038**	**195,918**

Loans and receivables by categories of borrowers

31 Mar 2006, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans and receivables, not impaired[1]	31,819	100,673	85,821	3,852	222,165
Impaired loans and receivables	14	1,259	432	7	1,712
Loans and receivables before allowances	**31,833**	**101,932**	**86,253**	**3,859**	**223,877**
Allowances for individually assessed loans	-1	-813	-160	-1	-975
Allowances for groups of significant loans	-13	-279	-13	-	-305
Allowances for groups of not significant loans	-	-2	-89	-	-91
Allowances	**-14**	**-1,094**	**-262**	**-1**	**-1,371**
Loans and receivables, book value	**31,819**	**100,838**	**85,991**	**3,858**	**222,506**
[1] Of which non-performing loans on which interest is taken as income	-	10	-	-	10
Specification of impaired loans and receivables					
Impaired loans and receivables before allowances	**14**	**1,259**	**432**	**7**	**1,712**
Of which non-performing	-	428	236	7	671
Of which performing	14	831	196	0	1,041
Allowances for impaired loans and receivables	**-14**	**-1,094**	**-262**	**-1**	**-1,371**
Of which non-performing	-	-263	-66	-1	-330
Of which performing	-14	-831	-196	0	-1,041
Book value of impaired loans and receivables	**0**	**165**	**170**	**6**	**341**
Of which non-performing	-	165	170	6	341
Of which performing	0	0	0	0	0

31 Dec 2005, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans and receivables, not impaired[1]	31,578	99,768	84,463	3,890	219,699
Impaired loans and receivables	-	1,365	446	9	1,820
Loans and receivables before allowances	**31,578**	**101,133**	**84,909**	**3,899**	**221,519**
Allowances for individually assessed loans	-	-861	-202	-1	-1,064
Allowances for groups of significant loans	-	-324	-	-	-324
Allowances for groups of not significant loans	-	-	-93	-	-93
Allowances	**-**	**-1,185**	**-295**	**-1**	**-1,481**
Loans and receivables, book value	**31,578**	**99,948**	**84,614**	**3,898**	**220,038**
[1] Of which non-performing loans on which interest is taken as income	-	29	14	-	43
Specification of impaired loans and receivables					
Impaired loans and receivables before allowances	**-**	**1,365**	**446**	**9**	**1,820**
Of which non-performing	-	459	252	9	720
Of which performing	-	906	194	0	1,100
Allowances for impaired loans and receivables	**-**	**-1,185**	**-295**	**-1**	**-1,481**
Of which non-performing	-	-279	-101	-1	-381
Of which performing	-	-906	-194	0	-1,100
Book value of impaired loans and receivables	**-**	**180**	**151**	**8**	**339**
Of which non-performing	-	180	151	8	339
Of which performing	-	0	0	0	0

Note 4, continued

31 Mar 2005, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans and receivables, not impaired[1]	25,935	90,693	75,152	3,698	195,478
Impaired loans and receivables	-	1,649	437	11	2,097
Loans and receivables before allowances	**25,935**	**92,342**	**75,589**	**3,709**	**197,575**
Allowances for individually assessed loans	-	-1,078	-201	-1	-1,280
Allowances for groups of significant loans	-	-312	-	-	-312
Allowances for groups of not significant loans	-	-	-65	-	-65
Allowances	**-**	**-1,390**	**-266**	**-1**	**-1,657**
Loans and receivables, book value	**25,935**	**90,952**	**75,323**	**3,708**	**195,918**
[1] Of which non-performing loans on which interest is taken as income	-	39	12	-	51
Specification of impaired loans and receivables					
Impaired loans and receivables before allowances	-	**1,649**	**437**	**11**	**2,097**
Of which non-performing	-	666	249	11	926
Of which performing	-	983	188	-	1,171
Allowances for impaired loans and receivables	-	**-1,390**	**-266**	**-1**	**-1,657**
Of which non-performing	-	-407	-78	-1	-486
Of which performing	-	-983	-188	-	-1,171
Book value of impaired loans and receivables	-	**259**	**171**	**10**	**440**
Of which non-performing	-	259	171	10	440
Of which performing	-	0	0	-	0

	31 Mar 2006	31 Dec 2005	31 Mar 2005
Allowances/impaired loans and receivables before allowances, %	80.1	81.4	79.0
Impaired loans and receivables before allowances/loans and receivables to the public before allowances, %	0.9	1.0	1.2

Assets taken over for protection of claims, EURm	31 Mar 2006	31 Dec 2005	31 Mar 2005
Current assets			
Land and buildings	1	1	1
Shares and other participations	0	3	3
Other assets	2	2	0
Total	**3**	**6**	**4**

Note 5 Classification of financial instruments, EURm

31 Mar 2006 **Financial assets**	Loans and receiva-bles	Held to maturity	Held for trading	Assets at fair value	Derivatives used for hedging	Available for sale	Total
Cash and balances with central banks	3,778						3,778
Treasury bills and other eligible bills			7,056				7,056
Loans and receivables to credit institutions	22,686		9,133				31,819
Loans and receivables to the public	158,425		6,382	25,880			190,687
Interest-bearing securities		1,176	16,241	15,580		46	33,043
Derivatives			21,989		767		22,756
Fair value changes of the hedged items in portfolio hedge of interest rate risk	370						370
Shares			4,981	10,867		7	15,855
Prepaid expenses and accrued income	902						902
Other assets	8,019						8,019
Total	**194,180**	**1,176**	**65,782**	**52,327**	**767**	**53**	**314,285**

Note 5, continued

31 Mar 2006 **Financial liabilities**	Held for trading	Liabilities at fair value	Derivatives used for hedging	Other financial liabilities	Total
Deposits by credit institutions	5,464			21,097	26,561
Deposits and borrowings from the public	3,004			110,302	113,306
Liabilities to policyholders, investment contracts	1,751				1,751
Debt securities in issue		20,969		66,773	87,742
Derivatives	21,274		1,103		22,377
Fair value changes of the hedged items in portfolio hedge of interest rate risk				42	42
Other liabilities	5,396			11,030	16,426
Accrued expenses and prepaid income				1,589	1,589
Subordinated liabilities				8,009	8,009
Total	**36,889**	**20,969**	**1,103**	**218,842**	**277,803**

Note 6 Derivatives, EURm

31 Mar 2006	Assets Fair value	Liabilities Fair value	Total nom amount
Derivatives held for trading			
Interest rate derivatives	16,841	16,512	1,673,052
Equity derivatives	628	322	14,730
Foreign exchange derivatives	2,612	2,517	474,731
Other derivatives	1,908	1,923	73,789
Total	**21,989**	**21,274**	**2,236,302**
Derivatives used for hedging			
Interest rate derivatives	557	444	69,382
Equity derivatives	206	229	3,005
Foreign exchange derivatives	4	430	20,733
Total	**767**	**1,103**	**93,120**
Derivatives, total			
Interest rate derivatives	17,398	16,956	1,742,434
Equity derivatives	834	551	17,735
Foreign exchange derivatives	2,616	2,947	495,464
Other derivatives	1,908	1,923	73,789
Total	**22,756**	**22,377**	**2,329,422**

Note 7 Capital adequacy	31 Mar 2006	31 Dec 2005	31 Mar 2005
Tier 1 capital, EURm[1]	11,721	11,438	10,343
Capital base, EURm[1]	16,284	15,485	13,569
Risk-weighted assets, EURbn	173.6	169.0	152.6
Tier 1 capital ratio, %[1]	6.8	6.8	6.8
Total capital ratio, %[1]	9.4	9.2	8.9

[1] Including the result for the first three months. According to FSA rules (excluding the result for Q1): Tier 1 capital EUR 11,348m (31 Mar 2005: EUR 10,073m), capital base EUR 15,911m (31 Mar 2005: EUR 13,300m), Tier 1 capital ratio 6.5% (31 Mar 2005: 6.6%), total capital ratio 9.2% (31 Mar 2005: 8.7%).

- A conference call with management will be arranged on 3 May 2006 at 17.30, CET.
  (Please dial +44 (0) 207 769 6432, access code Nordea, ten minutes in advance.) The telephone conference can be monitored live on www.nordea.com. An indexed on-demand version will also be available on www.nordea.com.
- This interim report is available on www.nordea.com.
  A slide presentation is available on www.nordea.com.

For further information:

Arne Liljedahl, Group CFO/EVP	+46 8 614 7996	
Johan Ekwall, Head of Investor Relations	+46 8 614 7852	(or +46 70 607 92 69)
Boo Ehlin, Chief Communication Officer, Sweden	+46 8 614 8464	(or +46 70 264 71 65)

Financial reports 2006

19 July - interim report for the second quarter
25 October - interim report for the third quarter

Wednesday 3 May 2006

Lars G Nordström
President and Group CEO

This report is published in four additional language versions; Danish, Finnish, Norwegian and Swedish. In the event of any inconsistencies between those language versions and this English version, the English version shall prevail.

This report has not been subject to review by the auditors.

Nordea Bank AB (publ)
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SE-105 71 Stockholm

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